

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Peter Wang
Chief Financial Officer
Zhongchai Machinery, Inc.
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

> **Re: Zhongchai Machinery, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 21, 2010**
> **File No. 000-31091**

Dear Mr. Wang:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief